CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-131820 on Form N-1A of our report dated February 18, 2022, relating to the financial statements and financial highlights of TOPS Target Range Portfolio (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the period from September 20, 2021 (commencement of operations) through December 31, 2021, and to the references to us under the headings “Financial Highlights” and " Independent Registered Public Accounting Firm" in the Prospectus, and "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 18, 2022